

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2015

Vaughan Dugan
Chief Executive Officer
PF Hospitality Group, Inc.
399 NW 2nd Avenue, Suite 216
Boca Raton, FL 33432

> **Re:** **PF Hospitality Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 13, 2015**
> **File No. 000-51935**

Dear Mr. Dugan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that your registration will become effective automatically 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. If it appears you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

Business, page 2

2. Please clarify what you mean by "traditional restaurant sector" in the first paragraph on page 2. Similarly, please provide a brief definition for the term "interactive restaurant concept" in the fourth paragraph on page 2.

3. Please provide a brief description of Pizza Fusion, including the average size of such restaurants and the average cost of lunch and dinner. In addition, if known, please describe the size of Shaker & Pie and the expected average cost of lunch and dinner.

4. We note your disclosure that you are seeking a company to enter into a joint venture with you for the purpose of opening and operating a Shaker & Pie restaurant in Boca Raton, Florida. Please tell us the expected role you intend to have in the joint venture, and, once known, please disclose the material terms of the joint venture agreement. In addition, we note that you are seeking to enter into this joint venture with "an operator of similar restaurant concepts." Please address the potential conflicts of interests such an operator may have with your business.

Markets, page 2

5. We note your disclosure that you currently have six units in the United States. However, we note that you had eleven franchised restaurants operating in 2013, nine operating in 2014 and seven operating as of June 30, 2015. Please address some of the challenges that have resulted in these recent restaurant closures. In addition, in an appropriate section of your registration statement, please discuss the challenges, if material, that you and your franchisees encounter with obtaining organic food for Pizza Fusion and the impact, if material, that fluctuations in commodity costs have had on your franchisees.

Franchise and Development Agreements, page 2

6. Please expand your discussion of the franchisee agreements by providing a brief explanation of the area development fees and the franchise deposits. In addition, please describe your obligations to your franchisees under the franchise agreements. For example, we note your disclosure that you intend to rebrand Pizza Fusion by introducing a new menu, physical refurbishments and mobile technology. Disclose whether you provide capital for marketing and refurbishments and how much control you have over how your franchisees operate their restaurants.

7. We note that you have area development agreements with developers. Please discuss the material terms of these agreements, including how you are compensated. Please also disclose whether such agreements give the developers exclusive rights to the specified geographic areas.

Competition, page 3

8. Please explain the meaning of your statement that the "natural and organic offering is unique to the pizza industry."

Former Business Operations and Corporate Information, page 4

9. We note your disclosure that in connection with your merger with Pizza Fusion Holdings, Inc. you issued warrants to purchase shares of your common stock for $0.25 per share. Please disclose the number of such warrants you issued and the number of shares of common stock underlying those warrants.

Security Ownership of Certain Beneficial Owners and Management, page 13

10. We note the references on page 4 to 17,117,268 shares of common stock being issued in connection with the merger with Pizza Fusion and on page 19 to an amount of convertible debt being converted into 40,000,000 shares of common stock. Please tell us whether either of these transactions is reflected in the beneficial ownership table on page 13.

11. Please disclose the total voting power of Mr. Dugan and Mr. Romano. In this regard, we note that both hold Series A Preferred Stock and Common Stock.

2014 Summary Compensation Table, page 15

12. Please update the table to include information for the fiscal year ended September 30, 2015. Please also clarify what you mean by "accrued salary" in footnote 2 on page 15.

Certain Relationships and Related Transactions, and Director Independent, page 16

13. We note your disclosure regarding the 17,117,268 shares of your common stock you issued in connection with the merger with Pizza Fusion. Please disclose the related parties and their connection to you pursuant to Item 404 of Regulation S-K.

14. We note your disclosure regarding the common shares that Mr. Dugan and Mr. Romano purchased from you. However, it appears that they also purchased warrants from you. Please disclose or advise.

Description of Registrant's Securities to be Registered, page 19

15. Please briefly describe your warrants as required by Item 202(c) of Regulation S-K.

Other

16. Please file an amendment to include updated audited financial statements for the year ended September 30, 2015, prior to the automatic effectiveness of your Form 10 on December 12, 2015. See Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Laura Anthony, Esq.
       Legal & Compliance, LLC